As filed with the Securities and Exchange Commission on February 22, 2006

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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MIDWEST AIR GROUP, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1828757
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

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6744 South Howell Avenue
Oak Creek, Wisconsin	53154
(Address of principal executive offices)	(Zip Code)

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If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange in which
to be so registered	each class is to be registered

Preferred Share Purchase Rights	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

On February 15, 2006, the board of directors of Midwest Air Group, Inc. (the “Company”) adopted and the Company executed a rights agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”), pursuant to which one right (the “Right”) to purchase one one-hundredth of a share of the Company’s Series A junior participating preferred stock, no par value (“Preferred Stock”), is to be issued as a dividend for each outstanding share of common stock held by the Company’s shareholders of record as of the close of business on February 16, 2006.  In addition, all newly-issued shares of common stock will have one Right issued with and attached to each share of common stock.  Each Right, when exercisable, represents the right to purchase one one-hundredth of a share of the Preferred Stock for $21.00.  The Rights will become exercisable ten days after a person or group acquires 15% or more of the Company’s outstanding common stock, or commences or announces a tender or exchange offer which would result in such ownership.

If, after the Rights become exercisable, the Company were to be acquired through a merger or other business combination transaction or 50% or more of the Company’s assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price.  In addition, if any person acquires 15% or more of the Company’s outstanding common stock, each Right not owned by such person would permit the purchase, for the exercise price of $21.00, of common stock of the Company having a market value of twice the exercise price.

The Rights expire on February 15, 2016, unless earlier redeemed by the Company in accordance with the terms of the Rights Agreement.  The purchase price payable and the shares of the Preferred Stock issuable upon exercise of the Rights is subject to adjustment from time to time as specified in the Rights Agreement.  In addition, the board of directors retains the authority to redeem (at $0.01 per Right) and replace the Rights with new rights at any time, provided that no such redemption could occur after a person or group acquires 15% or more of the Company’s outstanding common stock.

Shares of the Preferred Stock, when issued upon exercise of the Rights, will be nonredeemable and will rank junior to all series of any other class of the Company’s preferred stock.  Each share of the Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $1.00 per share or 100 times the dividend declared per share of the Company’s common stock.  In the event of liquidation, the holders of shares of the Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $100.00 per share or 100 times the payment made per share of the Company’s common stock.  Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of the Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.  The Rights are subject to antidilution adjustments.  The number of shares constituting the series of the Preferred Stock is 250,000.

The Rights Agreement, which includes the terms of the Preferred Stock, form of the Right certificate and a summary of the Rights to purchase the Preferred Stock as exhibits thereto, is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.

Exhibits.

1.

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

MIDWEST AIR GROUP, INC.

By: /s/ Dennis J. O’Reilly

Dennis J. O’Reilly

Treasurer

Dated: February 21, 2006

Midwest Air Group, Inc.

Form 8-A Exhibit Index

Exhibit Number	Description

1.

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate

4